UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Equal Exchange, Inc.

Form of Issuer

Corporation

Jurisdiction of Incorporation/Organization

Massachusetts

Date of organization

February 4, 1986

Physical address of issuer

50 United Drive
West Bridgewater, MA 02379

Website of issuer

www.equalexchange.coop

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of offering proceeds that are distributed to the issuer plus third-party escrow and transaction fees

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Debt

Price (or method for determining price)

Face value

Minimum target offering amount

$100,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

<center>☐Pro-rata basis</center>

<center>☒First-come, first-served basis</center>

<center>☐ Other:</center>

<center>*Maximum offering amount (if different from target offering amount)*</center>

<center>$1,500,000</center>

<center>*Deadline to reach the target offering amount*</center>

<center>***April 30, 2024***</center>

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

<center>***Current number of employees***</center>

<center>110</center>

<center>*Financial summary*</center>

	Most recent fiscal year end (2022)	Prior fiscal year end (2021)
Total Assets	$42,176,628	$41,309,540
Cash and Cash Equivalents	$971,675	$2,536,886
Accounts Receivable	$4,238,069	$4,862.546
Short-term Debt	$8,031,223	$6,825,241
Long-term Debt	$7,734,650	$7,636,596

Revenues/Sales	$69,301,450	$72,082,996
Cost of Goods Sold	$51,082,779	$54,421,295
Taxes Paid	$169,752	$491,122
Net Income	$574,612	$1,1987,101

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

EQUAL EXCHANGE, INC.

By: /s/
_____

   Name: Nicole Vitello

   Title: Vice President, Equal Exchange

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/
_____

Name: Nicole Vitello

Title: Vice President, Equal Exchange

Date: January 24, 2024

Form C


Offering Statement of
Equal Exchange, Inc.
("Equal Exchange," the "issuer," the "company," "we," "our," "us")
Promissory Notes
under
Regulation Crowdfunding


Forward-Looking Statement Disclosure

This Form C (including any Exhibits referred to in this offering statement) and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C (including any Exhibits referred to in this offering statement) and on the intermediary's website are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C (including the Exhibits referred to in this offering statement) and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including any Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including any Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering under Regulation Crowdfunding (the "Regulation Crowdfunding Offering"), and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the offering under Regulation Crowdfunding described herein (this "Regulation Crowdfunding Offering") and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Equal Exchange, Inc.	corporation	Massachusetts	February 4, 1986	50 United Drive West Bridgewater, MA 02379	www.equalexchange.coop

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Rink Dickinson	Executive Director / President	1999- present
Leif Rawson-Ahern	Executive Director / President	Nov 2022- present
Todd Caspersen	Vice-President	Sept 2019- present
Stephanee DiMaggio	Vice- President	Sept 2022- present
Nicole Vitello	Vice-President	June 2023- present
Lynsey Miller	Vice-President	Sept 2019- present
Peter Lynch	Treasurer	January 2018- present
Katherine Vasconcellos	Secretary	Dec 2021- present
Laura Bechard	Director	May 2021- present
Luke Fowler	Board Chair	Director: May 2020 Chair: Dec 2021-present
Marlene Harvey	Director	Dir: May 2022-present
Jessie Myszka	Director	Dir: May 2021-present
Cara Ross	Director	Dir: May 2021-present

Rebecca Koganer	Director			Dir: May 2016-present
Kelly Storie	Director			Dir: May 2017- present
Susan Redlich	Director			Dir: May 2021- present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Leif Rawson-Ahern	Equal Exchange	Food manufacturing distribution	Executive Director	11/2022- present
	Equal Exchange	Food manufacturing distribution	Vice President	9/2019-10/2022
Stephanee DiMaggio	Equal Exchange	Food manufacturing distribution	Vice President	9/2022- present
	Equal Exchange	Food manufacturing distribution	Sales Manager	12/2016- 8/2022
Nicole Vitello	Equal Exchange	Food manufacturing distribution	Vice- President	6/2023- present
	Oke USA	Fresh Produce Importer	President	5/2011- present
Peter Lynch	Equal Exchange	Food manufacturing distribution	Dir Finance Admin	1/2018- present
Katherine Vasconcellos	Equal Exchange	Food manufacturing distribution	Customer Service Supervisor	1/2018- present
Laura Bechard	Equal Exchange	Food manufacturing distribution	Chocolate Supply Chain Coordinator	4/2017- present

Lucas Fowler	Equal Exchange	Food manufacturing distribution	Sales Representative	11/2009- present
Marlene Harvey	Equal Exchange	Food manufacturing distribution	Accounting Clerk	3/2015- present
Jessie Myszka	Equal Exchange	Food manufacturing distribution	Sales Manager Director of Operations	4/2023- present 3/2014-3/2023
Cara Ross	Equal Exchange	Food manufacturing distribution	Sales Director	4/2015- present
Rebecca Koganer	Equal Exchange	Food manufacturing distribution	Sales Manager	2/2016-present
Kelly Storie	La Siembra, Ottawa, CANADA	Food manufacturing distribution	Executive Director	2019- present
Susan Redlich	N/A		Retired	
Rink Dickinson	Equal Exchange	Food manufacturing distribution	Executive Director	1999- present
Todd Caspersen	Equal Exchange	Food manufacturing distribution	Vice- President	9/2019- present
Lynsey Miller	Equal Exchange	Food manufacturing distribution	Vice- President	9/2019- present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a

beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

N/A

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Equal Exchange is a worker co-operative founded in 1986 to create a new approach to trade— one that engages consumers and builds honest and humane trade relationships with small farmers through co-operative principles. All of our products are traded in line with our values. We are engaged in the business of importing, processing, and distributing specialty foods, primarily coffee and chocolate.

Our mission is to build long-term trade partnerships that are economically just and environmentally sound, to foster mutually beneficial relationships between farmers and consumers and to demonstrate, through our success, the contribution of worker co-operatives and fair trade to a more equitable, democratic, and sustainable world.

Equal Exchange buys directly from over 40 small-scale producer organizations, paying internationally recognized Fair Trade prices or higher. We import unroasted coffee from farmer co-operatives in Latin America, Africa and Asia, then roast and package it for distribution. Our chocolate bars are privately labeled in Switzerland using cacao and sugar from co-operatives in Latin America. Our teas come from tea estates in Asia and farmer co-operatives in South Africa. We import and sell fresh bananas from Ecuador and fresh avocados from Mexico. We sell almonds from family farms in California, olive oil from the West Bank of Palestine, and fruits and nuts from Central America and India. We also import raw and finished products from other Fair Trade partners throughout the globe.

We sell our products to food co-operatives, cafes, restaurants, natural food stores, supermarkets, religious organizations, wholesale distributors, and individual consumers nationwide.

(e) The current number of employees of the issuer.

110

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this Regulation Crowdfunding Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of this Regulation Crowdfunding Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors. Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions; increased operating costs; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include but are not limited to the following.

The Company faces increasing competition and industry consolidation – Equal Exchange competes in highly competitive food markets including specialty coffee, tea, chocolate, nuts and fruits. Some of our competitors in this market are large, diversified food companies with significantly greater financial resources, management experience, and brand name recognition. Some of these companies offer Organic and Fair Trade products and compete directly for our customers. Industry consolidation and sales dollar growth in the natural foods world has led to increasingly unfair price competition as conventional companies engage in M&A to expand into the natural foods market.

We rely on a single large customer for a significant share of our sales – A single customer accounted for approximately 10% of Equal Exchange's revenues and profitability in 2022. Although we have been doing business with this customer for 20 years, there is no long-term agreement with the customer. Our operations and profitability would be materially affected if that customer ended its relationship with us.

International coffee and cacao prices are highly volatile – An important external factor affecting Equal Exchange's business is the international market price for specialty coffee and cacao. Prices for specialty-grade green (unroasted) coffee are subject to high volatility. In the last several years, the market prices for specialty-grade green coffee have risen and fallen sharply. A sudden and dramatic price increase could significantly increase our inventory costs and strain our cash flow. Sudden price drops could leave us with a large amount of expensive inventory and put us at a price disadvantage relative to our competitors.

In the future, low coffee prices may negatively affect profit margins as we pay well above market prices to our producer partners. Our practice of contracting with producers up to eight months before delivery exposes us to greater price risk than most coffee importers.

Although cacao markets have not experienced the same degree of price volatility as the coffee market, it is susceptible to most of the same risks and cacao prices are now at an all-time high per pound. This is mitigated for us in some part due to the fact that for most of our chocolate products, cacao is only one of several ingredients and other factors that determine our cost.

Many countries where we source our products are vulnerable to changing global weather patterns that may negatively impact their production levels in unforeseen ways.
The products that we sell are agricultural products, grown by small family farmers. These farmers are particularly susceptible to changing weather patterns, such as lengthened or shortened rainy seasons, soil erosion, and changing pests and diseases brought about by climate change. All of our farmer partners report increases in severe weather events, such as flooding and tropical storms. The impacts to the farmers of these changes are often felt quickly, yet it takes time to recover from weather disasters and changing weather patterns. For small farmers, moving farms to new locations is simply not a viable option. While we believe that the farmer cooperatives that we trade with offer the individual member farmers the best long-term support in mitigating these challenges, we know that climate change is negatively impacting the small farmer supply chains we are building and supporting.

Many countries where we source our products are at risk of economic and political instability
Equal Exchange buys products from producer organizations in the Global South. Many of these countries have unstable economies, governments, and transportation infrastructure. Instability in supplier countries increases the likelihood that we will experience serious delays in the supply of products.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $100,000 and the deadline to reach this amount is April 30, 2024.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $1,500,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

Equal Exchange intends to use the proceeds to finance our inventory purchases of green (unroasted) Coffee beans, Fresh Bananas and Avocados, Nuts and Dried Fruits, Tea, Cocoa, Sugar and finished Chocolate bars.

We are investing in our main production and warehouse facility in West Bridgewater that we have occupied for the past twenty years. We have a balloon mortgage payment that comes due in June 2024 that we could choose to pay down instead of refinance at higher interest rates.

We also may use proceeds to further our long-term efforts to replace debt from conventional banking sources that are indifferent to what we do (they simply want us to be profitable and prudent) with investments from individuals and organizations committed to our mission and vision.

In summary, Equal Exchange will use the net proceeds of this offering to fund:
- Acquisition of green coffee inventory, finished chocolate and tea inventory, nuts, and fresh and dried fruit inventory.
- Lessening our dependence on our current lines of credit for inventory purchases and current bank loans which currently carry an interest rate of 6-8%.
- Marketing fees and costs
- Building Improvements for EE HQ at 50 United Drive, WB, MA 02379
- Other uses as determined to be in the best interests of the Company.

First Milestone: $100,000 (minimum target offering amount)

Green Coffee Inventory Purchases:
> 1 container of green coffee (40,000lbs) costs @ $100,000

Second Milestone: $1,500,000 (maximum target offering amount; an additional $1,400,000 raised)

Marketing	$250,000
Building Improvements	$250,000
Bank Loans/Financing:	$400,000Manicorgaic7
Inventory Purchasing (Green Coffee):	$500,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Crowdfunding Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify Crowd Investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close this Regulation Crowdfunding Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of this Regulation Crowdfunding Offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of this Regulation Crowdfunding Offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to this Regulation Crowdfunding Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

As of December 31, 2022, Equal Exchange had the following outstanding securities:
- 116 shares Class A Common Stock
- 618,449 shares Class B Nonvoting Preferred Stock

The promissory notes offered in this Regulation Crowdfunding Offering have the following principal provisions:

Interest Rate	3% simple interest per annum (computed on the basis of a 365-day year and the number of days actually elapsed).
Annual Interest Payments	Payments of interest only shall be due and payable no later than January 31 of each year this Note is outstanding, covering interest accrued during the preceding calendar year (for the year of issuance, interest shall accrue from the date of this Note through December 31).
Maturity	All unpaid principal, interest, and any other sums owing under the Note shall be due and payable in full on the Maturity Date. The Maturity Date is December 31, 2027.
Prepayment Rights	The Note may be prepaid without penalty at the company's option.
Subordination	This Note is subordinated in right of payment and priority to all current and future indebtedness of the company to banks, commercial finance lenders, insurance companies, community development loan funds, leasing or equipment financing institutions or other lending institutions regularly engaged in the business of lending money, which is for money borrowed or purchase or leasing of equipment, whether secured or not secured.
Security	The Note is unsecured.
Amendment	The Note may be amended by mutual agreement of the parties.

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes.

Crowdfunding Investors will not have voting rights or ownership of the company.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Board of Directors of the company has the absolute right to make decisions with respect to the assets of the company. It is possible that the Board could make a decision that has negative consequences for the company and therefore the Crowdfunding Investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

N/A

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Crowdfunding Investors will have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the Board of Directors. It's possible that the Board of Directors will make a decision—including the issuance of additional securities; a sale of the issuer or of the assets of the issuer; or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payments on the Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of offering proceeds that are actually distributed to the issuer plus third-party escrow and transaction fees. To help offset some of these costs, Equal Exchange will charge a $10 processing fee to all investors.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Equal Exchange has 26 Promissory Notes with various institutions and individuals totaling $5,045,000. These notes are due annual or semi-annual interest-only payments with balloon payments due at varying maturity dates through 2027. The interest rates vary from 3% to 5%.

Equal Exchange has a Mortgage Note payable with RSF Social Enterprise which holds a balance of $1,514,149 as of 12/31/23. Monthly installments of $12,632.86 including interest (6%) are due through maturity at 06/30/2024.

Equal Exchange has a Note payable with Eastern Bank which holds a balance of $466,559 as of 12/31/23. Monthly installments of $7838.27 including interest (4.74%) are due through maturity on 09/27/2029.

(q) A description of exempt offerings conducted within the past three years.

None

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent,

spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Name	Relationship with Issuer	Nature of Transaction	Approximate Amount of Transaction
Rink Dickinson	Officer	Salary & benefits	155,000
Leif Rawson-Ahern	Officer	Salary & benefits	144,000
Todd Caspersen	Officer	Salary & benefits	168,000
Stephanee DiMaggio	Officer	Salary & benefits	140,000
Peter Lynch	Officer	Salary & benefits	149,000
Lynsey Miller	Officer	Salary & benefits	157,000
Nicole Vitello	Officer	Salary & benefits	130,000
Katherine Vasconcellos	Director / Employee	Salary & benefits	69,000
Laura Bechard	Director / Employee	Salary & benefits	83,000
Luke Fowler	Director / Employee	Salary & benefits	94,000
Marlene Harvey	Director / Employee	Salary & benefits	73,000
Jessie Myszka	Director / Employee	Salary & benefits	129,000
Cara Ross	Director / Employee	Salary & benefits	148,000
Rebecca Koganer	Director / Employee	Salary & benefits	142,000
Kellie Storie	Director	Board compensation	2,450
Susan Redlich	Director	Board compensation	1,750

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition together with our financial statements and the related notes and other financial information included elsewhere in this Regulation Crowdfunding Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors stated elsewhere in this document, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

In 2022, we recorded $69,301,450 in Consolidated Net Sales, $881,441 in Income before taxes and minority interest and $574,612 in net earnings. Equal Exchange has been profitable in every year except 1986-89 and 1998. We weathered the Pandemic years of 2020-2022 where we saw modest sales decline and gross margin challenges from significant increases in raw materials, packaging and freight costs which contributed to higher cost of goods. We have navigated higher costs with modest price increases and overhead cost management while keeping an eye on volume retention which is key to our business model.

Coffee and fresh produce account for two-thirds of our revenues. Equal Exchange imports containers (40,000lbs) from farmer co-operatives in Latin America, Africa, and Asia. We negotiate supply contracts for these containers up to 12 months in advance. In the last year Equal Exchange had approximately 30-40 contracts to purchase roughly 700 containers of coffee, fresh produce, nuts and dried fruits. These contracts specify the quantity, quality and purchase price.

The share of coffee purchased from any given supplier has varied each year and we are confident that if we ended a relationship with any of our supplier partners we would be able to source the coffee from another supplier or suppliers. We also maintain an inventory of unroasted coffee equivalent to approximately 6 months of supply at any given time. This allows us to ride out any supply chain difficulties that may arise.

Foreign sales in 2022 were less than 1% of total sales and are expected to be similar in 2023.

Through bulk purchasing and buying directly from small farmer associations, Equal Exchange's strategy is to be competitive on price and charge a fair price to consumers while balancing a fair price paid to farmers. Retail prices in the organic specialty coffee market typically range from $10 to $14 per pound; our coffees are typically near the lower end of this range.

The company's assets and leased properties include the following:

- Owned: Equal Exchange's principal offices, a 77,000 sq ft warehouse, including 10,000 sq ft of office space located in West Bridgewater, Massachusetts.
- Leased: West Coast Sales office warehouse, a 27,000 sq ft building in Portland, Oregon
- Leased: West Springfield, Sacramento, Madison, Seattle small warehouse spaces
- Owned: Industrial coffee roasters and coffee packaging equipment at the Company's headquarters.
- Owned: Coffee brewing and serving equipment and sales displays that are made available under contract to its customers.
- Owned: Intangible properties: Software, branding, website,
- Owned: Assorted assets including office furniture and computers for use by its employees.

We do not anticipate any risk of losing our leases to the various properties. If this were to occur, however, we do not foresee any significant impact to our operations, as we own our main warehouse, office space, and roasting and packaging facility.

Equal Exchange has a 90% equity ownership of Oke USA. Oke USA's financials are included in the consolidated audited financial statements of Equal Exchange.

Equal Exchange has 100% equity ownership of Equal Exchange UK. EEUK's financials are included in the consolidated audited financial statements of Equal Exchange.

Equal Exchange has operated profitably for 35 of the last 36 years (our last unprofitable year was 1998), and our pre-tax profits have generally been over $1 million each year since 2007. We are planning expansions in our capacity to manufacture and package products in-house, which will increase our efficiency and add security to our operations.

We have access to credit which enables us to purchase commodities.

Equal Exchange has a good record of collecting receivables from customers. Days outstanding on invoices (the time taken to pay them) continue to average under 30 days.

We believe our future profitability may be impacted if there are rapid price swings on our coffee and chocolate supplies. We forecast that we have sufficient inventory and cash reserves to weather any such price swings without jeopardizing our operations or our ability to stay profitable, as we have successfully done during similar scenarios in the recent past.

Between 1989 and 2022 we were unprofitable for only a single year, 1998). During this time dividends have been issued every year, ranging from 3.1% to 8% and averaging 5% and annual interest rates on loans have been consistently paid under agreed upon terms.

2022 was a year of higher COGs that affected our profitability. We raised prices in June and saw the effects by our October financials where gross margin came back in line with prior years. The consolidation of financials with $15M of fresh produce sales at 10% gross margin on $50M of Equal Exchange branded sales at 30% margin is a lowering of the overall profit margin but the price increases on coffee and other EE branded products will improve the overall margin in 2024. Another margin improvement is a reduction of delivery costs to customers due to the use of additional carriers vs UPS which has been our mainstay. This is an improvement due to the capabilities of our new ERP and warehouse software systems investments instituted in 2023.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not

include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit A**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our annual report will be posted at https://www.info.equalexchange.coop/articles/annual-report-archive.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this Regulation Crowdfunding Offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C.

Exhibits List

Exhibit A: Audited Financials
Exhibit B: Crowdfunding Page
Exhibit C: Crowdfunding Video Script